                                                                Exhibit (a)(10)


FOR IMMEDIATE RELEASE

Contact:     Stephen Tisdell
             Chief Financial Officer
             (615) 297-4255 X265
             stisdell@parking.com


                  CENTRAL PARKING EXTENDS TERMINATION DATE OF
                          OFFER FOR SQUARE INDUSTRIES

                            ------------------------

NASHVILLE, Tennessee (January 6, 1997) - Central Parking Corporation (NYSE:PK) ("Central Parking") today announced that it has extended the termination date of its offer to acquire all the outstanding shares of Square Industries, Inc. (Nasdaq/NM: SQAI) ("Square Industries") from midnight on Tuesday, January 14, 1997, to midnight on Friday, January 17, 1997 in order to permit dissemination of supplemental offer materials to expand and clarify certain information in the original offer materials. The Offer Price remains at $28.50 net to the seller in cash at closing, with an additional $2.50 per share to be deposited by Central Parking in escrow as contingent consideration for distribution to either the shareholders of Square Industries or Central Parking, based upon the resolution of two specific matters, subject to adjustment as provided in the escrow agreement. As of Friday, January 3, 1997, 41,606 shares of Square Industries common stock have been tendered pursuant to the Offer.

Central Parking also announced that the waiting period under the Hart-Scott-Rodino Act has terminated and no objections to the transaction were raised by the Department of Justice.

Square Industries, headquartered in Jersey City, New Jersey, currently operates approximately 117 parking facilities containing over 61,000 spaces located primarily in the Northeast (New York City, 49; Philadelphia, 30; Newark, 17; Pittsburgh, 11; and other cities, 10). Square's facilities include Rockefeller Center and One Penn Plaza as well as sports complexes such as Shea Stadium, home of the New York Mets; and Corel Centre/Palladium in Ottawa, Canada. Square Industries reported revenue of $65.9 million for the year ended December 31, 1995. Square Industries was advised by The Blackstone Group in connection with the transaction.

Central Parking Corporation reported revenue of $143.3 million for its fiscal year ended September 30, 1996. Headquartered in Nashville, Tennessee, Central Parking is a leading provider of parking services in the United States. The Company currently operates in excess of 1,360 parking facilities containing over 546,000 parking spaces located in 32 states, the District of Columbia, the United Kingdom, Mexico, Puerto Rico and Germany. The Company provides parking consulting services in Malaysia and Spain and has a business development office in Amsterdam.


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